March 19, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:                               Senesco Technologies, Inc.
Request to Withdraw Registration Statement on Form S-3
File No. 333-148779

Ladies and Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933 (the “Securities Act”), Senesco Technologies, Inc. (the “Registrant”) hereby respectfully requests withdrawal of the above referenced registration statement on Form S-3 (the “Registration Statement”) registering 891,667 shares of common stock, together with all exhibits thereto, in accordance with and subject to Rule 477.

The Registrant is requesting withdrawal of the Registration Statement because the terms of the transaction documents which required the registration of such shares have been modified such that the Registrant is not required to register the shares at this time.  The Registration Statement has not been declared effective and no securities have been sold or exchanged pursuant thereto. The Registrant believes that the withdrawal of the Registration Statement is consistent with the public interest and protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Registrant also requests in accordance with Rule 457(p) of the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Registrant for future use.

If you have any questions with respect to this request, please call Emilio Ragosa, Esq. of Morgan, Lewis & Bockius LLP, counsel to the Registrant, at (609) 919-6633.

Sincerely,

SENESCO TECHNOLOGIES, INC.

/s/ Joel Brooks
Joel Brooks
Chief Financial Officer